UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

ACTUATE CORPORATION
(Name Of Subject Company (Issuer))

ACTUATE CORPORATION
(Name of Filing Persons (Offeror))
Common Stock, $0.001 par value
(Title of Class of Securities)
00508B102
(CUSIP Number of Class of Securities)

Peter I. Cittadini
President and Chief Executive Officer
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, California 94404
(650) 645-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
John Larson, Esq.
William A. Myers, Esq.
Morgan, Lewis & Bockius LLP
One Market Street Spear Street Tower
San Francisco, California 94105
(415) 442-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$60,000,000	$2,358.00

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,358.00
Form or Registration No.: Schedule TO
Filing Party: Actuate Corporation
Date Filed: November 5, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Act”), with the Securities and Exchange Commission on November 5, 2008 (the “Schedule TO”) by Actuate Corporation (“Actuate ” or the “Company”), in connection with the Company’s offer to purchase up to a maximum of $60 million worth of its common stock, par value $0.001 per share, at a price not more than $3.40 nor less than $3.15 per share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 2008 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”). This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Act.
The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Amendment No. 1 by reference in its entirety, in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 11. ADDITIONAL INFORMATION
The above-referenced item of the Schedule TO is hereby amended and rested in its entirety by the following:
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”), Section 12 of the Offer to Purchase (“Effects of the Offer on the Market for Our Shares; Registration Under the Securities Exchange Act of 1934”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 is incorporated herein by reference.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTUATE CORPORATION
Dated: November 10, 2008	By:	/s/ Peter I. Cittadini
		Name:	Peter I. Cittadini
		Title:	President and Chief Executive Officer